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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.

                                   FORM U-57

                                AMENDMENT No. 1
                               ----------------

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed Under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

                                      by

                          Sithe Asia Holdings Limited


                                 on behalf of

                  Samutprakarn Cogeneration Company, Limited





           The Commission is requested to address communications to:

John P. Giraudo, Esq.
General Counsel                                     Jared W. Johnson, Esq.
Sithe Asia Holdings Limited                         LATHAM & WATKINS
42/F Cheung Kong Center                             1001 Pennsylvania Ave., N.W.
No. 2 Queen's Road Central                          Suite 1300
Hong Kong                                           Washington, D.C.  20004



                               December 19, 2000
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Item 1
------

     The name and business address of the entity no longer claiming foreign utility company status under Section 33(a) of PUHCA are:

     Samutprakarn Cogeneration Company, Limited ("Samutprakarn")
     Maptaput Industrial Estate, 745 Moo 2, Pracksamai Muang District, Samutprakarn Province 10280, Thailand

     Samutprakarn is a single asset special purpose vehicle that owns a 125 MW combined cycle natural gas-fired cogeneration plant located in the Bangpoo Industrial Estate, Samutprakarn Province, Thailand. Sithe Asia Holdings Limited ("Sithe Asia") originally claimed foreign utility company status for Samutprakarn in a Form U-57 filing dated July 10, 2000, SEC file Number 073-00147 (the "July 10, 2000 Notice"), by virtue of Sithe Asia's indirect ownership interest in the Samutprakarn plant. As explained in the July 10, 2000 Notice, over 80% of the plant's annual contracted electric capacity is sold to the Electricity Generating Authority of Thailand (EGAT) on a take-or-pay basis under a bilateral power purchase agreement.

     Sithe Asia sold all of its interest in Samutprakarn to an unaffiliated company, effective November 10, 2000. As a result, Samutprakarn no longer requires foreign utility company status.

Item 2
------

     Not applicable.  See July 10, 2000 Notice.

Exhibit A
---------

     Not applicable.  See July 10, 2000 Notice.


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                                   SIGNATURE
                                   ---------

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   SITHE ASIA HOLDINGS LIMITED



                                   By:  /s/  John P. Giraudo
                                        --------------------
                                        John P. Giraudo, Senior Vice  President,
                                        General Counsel

Dated:  December 19, 2000


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